Exhibit 99.4

Second Quarter 2012

Message from the Chairman of the Board and the President and Chief Executive Officer

Summary of operations for the first six months

For the six months ended June 30, 2012, the net result amounted to $1,722 million, compared to $1,854 million for the same period last year. The difference is partly owing to a decrease in revenue from electricity sales in Québec due to lower demand, mainly in the industrial sector, which had an impact of $98 million. It also stems from a $17-million decrease in revenue from net electricity exports by Hydro-Québec Production and from electricity purchases of $74 million from Rio Tinto Alcan. These factors were mitigated by a $47-million reduction in financial expenses.

Second quarter

For the second quarter of 2012, the net result was $386 million, compared to $452 million in 2011. This decline is attributable to a decrease in revenue from electricity sales in Québec due in part to lower demand in the industrial sector, which had an impact of $31 million, as well as to a $39-million reduction in the net result from special contracts with certain large industrial customers in Québec and to electricity purchases of $41 million from Rio Tinto Alcan. These factors were partly offset by a $13-million increase in revenue from net electricity exports by Hydro-Québec Production and by a $26-million reduction in financial expenses.

Consolidated operations for the first six months

Revenue totaled $6,476 million, compared to $6,627 million in 2011.

In Québec, revenue from electricity sales amounted to $5,523 million, or $267 million less than in 2011, mainly because of the mild temperatures in 2012 and lower demand, especially in the industrial sector.

On markets outside Québec, revenue from electricity sales was $659 million, a $78-million decrease essentially due to market conditions.

Other revenue totaled $294 million, a $194-million increase over 2011 that stems mainly from the amounts that Hydro-Québec will be able to recover from customers, primarily for revenue variances related to climate conditions given the mild temperatures in 2012.

Total expenditure amounted to $3,564 million, or $28 million more than in 2011 on account of the $74 million in electricity purchases from Rio Tinto Alcan, among other things. Other electricity purchases decreased by $53 million. It should also be mentioned that in the first quarter of 2012, Hydro-Québec Production made a $10-million contribution to the Northern Plan Fund under the Act to establish the Northern Plan Fund.

Segmented operations for the first six months

Generation

Hydro-Québec Production posted a net result of $905 million, compared to $1,144 million in 2011. This $239-million decrease is due to a $108-million reduction in revenue from electricity sales to Hydro-Québec Distribution on account of the mild temperatures in 2012 and of lower demand in Québec. Revenue from net electricity exports decreased by $17 million, essentially because of market conditions. In addition, the net result from special contracts with certain large industrial customers in Québec, assumed by Hydro-Québec Production, was $38 million lower than in 2011, and the division made electricity purchases of $74 million from Rio Tinto Alcan. It should also be mentioned that in the first quarter of 2012, Hydro-Québec Production made a $10-million contribution to the Northern Plan Fund under the Act to establish the Northern Plan Fund.

Transmission

Hydro-Québec TransÉnergie’s net result was $317 million, a $50-million increase over 2011 that is due to a positive change of $21 million in the amounts that Hydro-Québec is entitled to recover from customers for variances in revenue from point-to-point transmission services, among other things. In addition, financial expenses decreased by $35 million.

Distribution

Hydro-Québec Distribution posted a net result of $471 million, an increase of $40 million over last year. Revenue from electricity sales decreased by $231 million, mainly on account of the mild temperatures in 2012 and lower demand, mostly in the industrial sector. This decrease was offset by a positive change of $130 million in the amounts that Hydro-Québec will be able to recover from customers, primarily for revenue variances related to climate conditions, as well as by a $117-million decrease in electricity purchases from Hydro-Québec Production and a $36-million reduction in financial expenses.

Construction

The Construction segment includes activities related to the projects carried out by Hydro-Québec Équipement et services partagés and by Société d’énergie de la Baie James (SEBJ).

Work handled by Hydro-Québec Équipement et services partagés totaled $834 million, compared to $772 million in 2011. Among other projects carried out for Hydro-Québec Production, the division continued construction of the Romaine complex. Work done for Hydro-Québec TransÉnergie included connecting Romaine-2 generating station, integrating output from wind farms as well as various projects stemming from continued investment in asset sustainment, among other things.

As for SEBJ, its volume of activity amounted to $82 million, compared to $174 million last year. In January 2012, the Eastmain-1-A/Sarcelle/Rupert project reached an important milestone with the commissioning of the last generating unit at Eastmain-1-A powerhouse.

Investment

In the first half of 2012, Hydro-Québec invested $1,614 million in property, plant and equipment and intangible assets, including the Energy Efficiency Plan, compared to $1,692 million in 2011. As expected, a large portion of this amount was devoted to the major hydroelectric development projects of Hydro-Québec Production, especially Eastmain-1-A/Sarcelle/Rupert and the Romaine complex.

Page 2	Second Quarter 2012

Hydro-Québec TransÉnergie continued investing in its transmission system. Work progressed on the 735-kV line that will connect Romaine-2 generating station with Arnaud substation. The division also carried on with its investments in maintenance and improvement to ensure the reliability and long-term operability of its transmission assets and enhance service quality.

Hydro-Québec Distribution kept up investments to handle the growth of its Québec customer base as well as to maintain and improve the quality of its facilities, especially those related to distribution system automation. It also continued implementation of the Energy Efficiency Plan.

Financing

During the second quarter of 2012, Hydro-Québec issued US$1 billion of debentures on the global market, bearing interest at 1.38% and maturing in June 2017. The funds will be used to support part of the investment program and to refinance maturing debt.

	/s/ Michael L. Turcotte	/s/ Thierry Vandal

	Michael L. Turcotte	Thierry Vandal

	Chairman of the Board	President and Chief Executive Officer

September 7, 2012

Second Quarter 2012	Page 3

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of Canadian dollars (unaudited)		Three months ended June 30		Six months ended June 30

	Notes	2012	2011	2012	2011

Revenue	3	2,688	2,809	6,476	6,627

Expenditure
Operations		641	618	1,281	1,217
Electricity and fuel purchases		292	297	646	636
Depreciation and amortization	4	573	623	1,173	1,228
Taxes		205	202	464	455
		1,711	1,740	3,564	3,536

Operating result		977	1,069	2,912	3,091
Financial expenses	5	591	617	1,190	1,237

Net result		386	452	1,722	1,854

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

In millions of Canadian dollars (unaudited)	Three months ended June 30		Six months ended June 30

	2012	2011	2012	2011

Balance, beginning of period	15,954	15,367	14,618	13,965
Net result	386	452	1,722	1,854

Balance, end of period	16,340	15,819	16,340	15,819

The accompanying notes are an integral part of the consolidated financial statements.

Page 4	Second Quarter 2012

CONSOLIDATED BALANCE SHEETS

In millions of Canadian dollars (unaudited)	Note	As at June 30, 2012	As at December 31, 2011

ASSETS
Current assets
Cash and cash equivalents		2,145	1,377
Short-term investments		1,024	1,102
Accounts receivable and other receivables		1,806	1,744
Derivative instruments		1,070	1,322
Regulatory assets		21	18
Materials, fuel and supplies		237	236
		6,303	5,799

Property, plant and equipment		57,429	56,901
Intangible assets		2,147	2,187
Investments		137	124
Derivative instruments		1,171	1,313
Regulatory assets		10	21
Other assets		3,495	3,292

		70,692	69,637

LIABILITIES
Current liabilities
Borrowings		865	52
Accounts payable and accrued liabilities		1,797	2,099
Dividend payable		–	1,958
Accrued interest		812	862
Derivative instruments		630	261
Current portion of long-term debt		1,344	1,025
		5,448	6,257

Long-term debt		41,112	40,744
Asset retirement obligations		555	540
Derivative instruments		1,747	2,098
Other long-term liabilities		910	883
Perpetual debt		281	281
		50,053	50,803

EQUITY
Share capital		4,374	4,374

Retained earnings		16,340	14,618
Accumulated other comprehensive income		(75)	(158)
		16,265	14,460

		20,639	18,834

		70,692	69,637
Contingency	8

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Jacques Leblanc	/s/ Michael L. Turcotte
Jacques Leblanc Chair of the Audit Committee	Michael L. Turcotte Chairman of the Board

Second Quarter 2012	Page 5

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of Canadian dollars (unaudited)		Three months ended June 30		Six months ended June 30

	Notes	2012	2011	2012	2011

Operating activities
Net result		386	452	1,722	1,854
Adjustments to determine net cash flows from operating activities
Depreciation and amortization	4	573	623	1,173	1,228
Amortization of premiums, discounts and issue expenses related to debt securities	5	66	25	156	51
Other		24	249	(21)	233
Change in non-cash working capital items	6	716	642	(428)	(703)
Net change in accrued benefit assets and liabilities		(94)	(117)	(196)	(239)
		1,671	1,874	2,406	2,424

Investing activities
Additions to property, plant and equipment		(838)	(877)	(1,528)	(1,564)
Additions to intangible assets		(38)	(66)	(86)	(128)
Cash receipts from the government reimbursement for the 1998 ice storm		1	1	3	3
Acquisition of investments		–	(1)	–	–
Net (acquisition) disposal of short-term investments		(364)	(79)	83	938
Other		84	6	88	8
		(1,155)	(1,016)	(1,440)	(743)

Financing activities
Issuance of long-term debt		1,014	1,537	1,014	3,497
Repayment of long-term debt		(135)	(1,244)	(622)	(2,016)
Cash receipts arising from credit risk management		1,660	1,156	2,772	1,794
Cash payments arising from credit risk management		(1,196)	(859)	(2,176)	(1,951)
Net change in borrowings		(360)	(757)	772	73
Dividend paid		–	–	(1,958)	(1,886)
Other		–	–	(1)	–
		983	(167)	(199)	(489)

Foreign currency effect on cash and cash equivalents		3	–	1	(2)

Net change in cash and cash equivalents		1,502	691	768	1,190

Cash and cash equivalents, beginning of period		643	579	1,377	80

Cash and cash equivalents, end of period		2,145	1,270	2,145	1,270

Supplementary cash flow information	6

The accompanying notes are an integral part of the consolidated financial statements.

Page 6	Second Quarter 2012

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions of Canadian dollars (unaudited)	Three months ended June 30		Six months ended June 30

	2012	2011	2012	2011

Net result	386	452	1,722	1,854

Other comprehensive income
Change in deferred (losses) gains on items designated as cash flow hedges	(2)	(160)	225	–
Reclassification to operations of deferred gains on items designated as cash flow hedges	(63)	(88)	(142)	(127)
	(65)	(248)	83	(127)

Comprehensive income	321	204	1,805	1,727

The accompanying notes are an integral part of the consolidated financial statements.

Second Quarter 2012	Page 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three- and six-month periods ended June 30, 2012 and 2011

Amounts shown in tables are in millions of Canadian dollars.

Note 1                         Basis of Presentation

In September 2010, the Canadian Accounting Standards Board (AcSB) authorized rate-regulated entities to defer the adoption of International Financial Reporting Standards (IFRS) until January 1, 2012, or the beginning of the first fiscal year starting after that date. In May 2012, the AcSB granted these entities an optional one-year extension to make the changeover to IFRS. Since Hydro-Québec was entitled to exercise these deferral rights, it opted to present its 2011 and 2012 financial statements in accordance with Canadian generally accepted accounting principles as set forth in Part V of the Canadian Institute of Chartered Accountants Handbook, “Pre-Changeover Accounting Standards.”

Hydro-Québec’s consolidated financial statements also reflect the decisions of the Régie de l’énergie (the “Régie”). These decisions may affect the timing of the recognition of certain transactions in the consolidated operations, resulting in the recognition of regulatory assets and liabilities, which Hydro-Québec considers it is likely to recover or settle subsequently through the rate-setting process.

The quarterly consolidated financial statements, including the present notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2011.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2011.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Note 2                         Effects of Rate Regulation on the Consolidated Financial Statements

Adoption of IFRS-compliant accounting policies

In decision D-2012-021 of March 2, 2012, the Régie authorized changes to certain accounting policies applied by the Transmission Provider and the Distributor for rate-setting purposes, in order to ensure compliance with IFRS.

These changes concern the recognition of costs related to the Energy Efficiency Plan according to IAS 38, Intangible Assets, the recognition of asset retirement obligations according to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, and the recognition of employee benefits according to IAS 19, Employee Benefits. In addition, the net amount of accrued benefit assets and liabilities is no longer included in the rate base. These changes have been taken into account in setting the 2012 rates of the Transmission Provider and the Distributor.

Transmission

In decision D-2012-066 of June 6, 2012, the Régie set Hydro-Québec’s power transmission rates for 2012. The authorized return on the rate base was set at 6.84%, assuming a capitalization with 30% equity.

Distribution

In decision D-2012-035 of March 28, 2012, the Régie authorized an across-the-board reduction of 0.45% in Hydro-Québec’s electricity rates, effective April 1, 2012. The authorized return on the rate base was set at 6.80%, assuming a capitalization with 35% equity.

In decision D-2012-024 of March 8, 2012, the Régie allowed the Distributor to create deferred-expense accounts bearing interest at the authorized rate on the rate base, in order to recognize expenses relating to projects of more than $10 million that were integrated into a rate application, but that are pending approval at the time the decision on the rate application is handed down. As at June 30, 2012, an amount of $7 million had been recognized as a regulatory asset in this regard.

Page 8	Second Quarter 2012

Note 3                         Revenue

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011

Electricity sales[a]	2,571	2,755	6,182	6,527
Other	117	54	294	100
	2,688	2,809	6,476	6,627

a)        Including unbilled electricity deliveries, which totaled $638 million as at June 30, 2012 ($654 million as at June 30, 2011).

Note 4                         Depreciation and Amortization

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011

Property, plant and equipment[a]	497	544	1,030	1,085
Intangible assets	60	52	120	105
Regulatory assets	7	–	11	8
Disposals of capital assets	9	27	12	30
	573	623	1,173	1,228

a)        The revision of the useful life of property, plant and equipment in 2012 resulted in a $54-million decrease in the depreciation expense for the three months ended June 30, 2012, and to a $75-million decrease for the six months then ended. For 2012, it should result in a decrease on the order of $183 million. As part of this revision, the maximum depreciation period for some hydroelectric generation assets increased from 100 to 120 years, while the maximum period for certain transmission line and substation assets increased from 50 to 70 years and for certain distribution line and substation assets, from 40 to 60 years. The 2011 revision had no significant impact on the depreciation expense for the three- and six-month periods ended June 30, 2011.

Note 5                         Financial Expenses

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011

Interest
Interest on debt securities	561	624	1,096	1,243

Amortization of premiums, discounts and issue expenses related to debt securities	66	25	156	51
	627	649	1,252	1,294

Net exchange (gain) loss	(3)	1	–	9
Guarantee fees related to debt securities	49	47	98	94
	46	48	98	103
Less
Capitalized financial expenses	76	78	147	154
Net investment income	6	2	13	6
	82	80	160	160

	591	617	1,190	1,237

Second Quarter 2012	Page 9

Note 6                         Supplementary Cash Flow Information

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011

Change in non-cash working capital items
Accounts receivable and other receivables	581	450	(59)	(314)
Materials, fuel and supplies	(3)	6	(1)	29
Accounts payable and accrued liabilities	(226)	(177)	(301)	(366)
Accrued interest	364	363	(67)	(52)
	716	642	(428)	(703)

Investing activities not affecting cash
Increase in property, plant and equipment and intangible assets	10	12	48	25

Interest paid	139	175	1,019	1,119

Note 7                         Employee Future Benefits

			Three months ended June 30
	Pension Plan		Other plans
	2012	2011	2012	2011

Accrued benefit cost	51	30	28	31

			Six months ended June 30
	Pension Plan		Other plans
	2012	2011	2012	2011

Accrued benefit cost	102	60	56	62

Note 8                         Contingency

The Québec government must decide on the future of Gentilly-2 nuclear generating station. Should it decide to close down the station, abandoning the current refurbishment project would have a major financial impact on the capitalized costs associated with this asset, which amounted to $1.3 billion as at June 30, 2012, and would require a review of the assumptions regarding the work needed to dismantle the station.

Note 9                         Subsequent Event

In September 2012, the decision was made to abandon the project to refurbish Gentilly-2 nuclear generating station.

Page 10	Second Quarter 2012

Note 10                  Segmented Information

The following tables contain information related to operations and assets by segment:

						Three months ended June 30, 2012
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	327	28	2,324	–	9	–	2,688
Intersegment customers	1,043	741	17	531	365	(2,697)	–
Net result	292	163	(78)	–	9	–	386
Total assets as at June 30, 2012	32,074	18,735	12,975	427	6,707	(226)	70,692

						Three months ended June 30, 2011
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	367	27	2,407	–	8	–	2,809
Intersegment customers	1,122	746	19	537	365	(2,789)	–
Net result	362	132	(46)	–	4	–	452
Total assets as at June 30, 2011	31,134	18,230	12,949	451	4,743	(315)	67,192

						Six months ended June 30, 2012
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	728	59	5,664	–	25	–	6,476
Intersegment customers	2,499	1,494	37	916	709	(5,655)	–
Net result	905	317	471	–	29	–	1,722
Total assets as at June 30, 2012	32,074	18,735	12,975	427	6,707	(226)	70,692

						Six months ended June 30, 2011
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	821	53	5,739	–	14	–	6,627
Intersegment customers	2,645	1,492	38	946	697	(5,818)	–
Net result	1,144	267	431	–	9	3	1,854
Total assets as at June 30, 2011	31,134	18,230	12,949	451	4,743	(315)	67,192

Second Quarter 2012	Page 11

Note 11                  Comparative Information

Some corresponding period data of the previous year have been reclassified to conform to the presentation adopted in the current periods or in accordance with the changes to accounting policies described in Note 2 to the consolidated financial statements published in Hydro-Québec’s Annual Report 2011.

Page 12	Second Quarter 2012

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended June 30				Six months ended June 30
Summary of Operations	2012	2011	Change (%)		2012	2011	Change (%)

Revenue	2,688	2,809	4.3	Ü	6,476	6,627	2.3	Ü
Expenditure	1,711	1,740	1.7	Ü	3,564	3,536	0.8	Û
Financial expenses	591	617	4.2	Ü	1,190	1,237	3.8	Ü
Net result	386	452	14.6	Ü	1,722	1,854	7.1	Ü

Second Quarter 2012	Page 13

Quarter Highlights

Generation	Inauguration of Eastmain-1-A powerhouse

In June, Hydro-Québec inaugurated Eastmain-1-A powerhouse, which will play a key role in the company’s sustainable development strategy. With an installed capacity of 768 MW, this hydroelectric facility will generate up to 2.3 TWh a year, enough to supply 135,000 homes. It is part of a larger project that also includes the partial diversion of the Rivière Rupert as well as a second generating station, Sarcelle powerhouse, which is still under construction.

Transmission	Régie de l’énergie decision

In May, the Régie de l’énergie authorized Hydro-Québec’s project to reinforce the 315-kV transmission system in Abitibi. This $118.8-million project should be completed by December 2014.

Distribution	Forest biomass power

In May, the Québec government raised the goal for the power purchase program for electricity produced by forest biomass cogeneration from 150 MW to 300 MW. Hydro-Québec Distribution is responsible for implementing this program, which was launched in December 2011.

Two prizes in energy efficiency

In June, the Government of Canada awarded two ENERGY STAR 2012 Market Transformation Awards to Hydro-Québec: Utility of the Year – Provincial and Promotional Campaign of the Year. These awards recognize leadership in promoting energy efficiency in Canada.

Technological innovation

Exemplary partnerships

At the third annual Célébrons le partenariat gala, held in May to celebrate excellence in partnerships, the Association pour le développement de la recherche et de l’innovation du Québec [Québec association for the development of research and innovation] payed tribute to Hydro-Québec’s research institute, IREQ, for its exemplary partnering approach in two projects. The first project, carried out in conjunction with ndb Technologies, involved the design of a portable system to detect partial discharges and hot spots in power transformers. The second initiative, conducted with Concordia University and Natural Resources Canada, led to the development of a solar simulator to help design smart buildings with zero net energy consumption.

Signing of a licensing agreement for battery materials

Also in May, IREQ signed a licensing agreement enabling Focus Metals to set up a graphite purification centre and a graphite anode production facility for lithium-ion batteries. Under the agreement, Focus Metals will transform first-production graphite sourced from its Lac Knife (Québec) high-grade deposit to battery-grade material. IREQ will provide technical support to Focus Metals, including help in improving its materials and processes.

Page 14	Second Quarter 2012

Transportation electrification

Charging stations at five shopping centres

In May, the founding partners of The Electric Circuit–Les Rôtisseries St-Hubert, RONA, METRO, the Agence métropolitaine de transport and Hydro-Québec–announced a partnering agreement with First Capital Realty, a leading owner, developer and operator of shopping centres, for the deployment of 20 public charging stations for electric vehicles by the end of 2012. The first stations will be installed at Carrefour Charlemagne (Charlemagne), Carrefour Saint-Hubert (Saint-Hubert), Carrefour St-David Ouest and Carrefour St-David Est (Beauport) and Carrefour du Versant Ouest (Outaouais). This last location represents The Electric Circuit’s first foray into the region.

Second Quarter 2012	Page 15

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